EXHIBIT 99.1

enCore Energy Transfers to NASDAQ; Continues to Trade Under "EU" Ticker Symbol

NYSE American:EU
TSXV:EU
December 19, 2023
www.encoreuranium.com

DALLAS, Texas, Dec. 19, 2023 /CNW/ - enCore Energy Corp. ("enCore" or the "Company") (NYSE American: EU) (TSXV: EU) announced today that it will transfer its stock exchange listing to the Nasdaq Capital Market from the NYSE American LLC. The Company shares will continue to trade under the ticker symbol "EU" with expectations that the listing will commence on the Nasdaq Capital Market ("NASDAQ") on January 2, 2024. The Company shares will continue to trade on the TSX Venture Stock Exchange ("TSXV") under the ticker symbol "EU".

William M. Sheriff, enCore Energy's Executive Chairman, stated: "enCore Energy is excited by our NASDAQ listing where we expect to see improved liquidity and continued growth in our exposure to the world financial markets.  We expect a seamless transfer, with uninterrupted trading, under the same symbol.  We also wish to thank the NYSE American and their staff for their support during the past year which has been a time of tremendous growth and transformation for the Company."

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable domestic nuclear energy as the newest uranium producer in the United States. Uranium production commenced at enCore's licensed and past-producing South Texas Rosita Central Processing Plant ("CPP") in November 2023 with work underway for a planned restart of uranium production at its licensed and past-producing South Texas Alta Mesa CPP in 2024. enCore solely utilizes In-Situ Recovery ("ISR") for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy. In-Situ Recovery extracts uranium in a non-invasive process using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium.  The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle.

Future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming, along with significant uranium resource endowments in New Mexico providing long term opportunities. enCore diligently works to realize value from other owned assets, including our proprietary uranium database that includes technical information from many past producing companies, from our various non-core assets, and by leveraging our ISR expertise in researching opportunities that support the use of this technology as applied to other metals. enCore is also committed to working with local communities and indigenous governments to create positive impact from corporate developments.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements:

Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, statements regarding future or potential production, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. Such forward-looking statements include statements regarding transfer of listing from NYSE American LLC to Nasdaq Capital Market and timing of such transfer.  All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of the Company to satisfy all listing requirements of Nasdaq; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including timeliness of Nasdaq approval; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 18:24e 19-DEC-23